May 21, 2019

VIA EDGAR AND HAND DELIVERY

Mr. John Reynolds
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Paringa Resources Limited Form 20-F for the Fiscal Year Ended June 30, 2018 Filed October 31, 2018 File No. 001-38642

Dear Mr. Reynolds:

On behalf of Paringa Resources Limited (the “Company”), this letter responds to your letter, dated May 7, 2019 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 20-F.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Item 4. Information on the Company
A. History and Development of the Company
Summary Reserve Data, page 31

1.
We note your disclosure of 49.4 million tons of reserves for the Poplar Grove mine with anticipated production of 2.8 million tons per year and a 25 year projected mine life.  Please tell us if you include tonnages of saleable coal that are not under your control in your life of mine plan and, if true, please quantify these materials and explain the basis for their inclusion in your life of mine plan and feasibility study.  In this regard we also note your disclosure on page 38 stating that additional mineral leases must be acquired in order to execute the life of mine plan to achieve the projected financial performance of the Poplar Grove Mine and your disclosure on page 58 of your expanded BFS located on your company website (https://www.paringaresources.com/buck-creek-mine-complex/summary-of-results-of-final-technical-studies) that of 67.7 million tons, only 37.6 million tons of the mine plan can be executed on mineral property currently controlled by Hartshorne.  Please note that under Paragraph (a) of Industry Guide 7 a reserve is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Our life-of-mine (“LOM”) plan for the Poplar Grove Mine assumes that the mine will process approximately 3.6 million tons of run-of-mine (“ROM”) coal annually, which equates to approximately 2.8 million tons of saleable coal annually over a 25-year mine life. The entire LOM plan includes a total production of 89.0 million ROM tons, or 67.7 million saleable tons.

As at the date of our expanded bankable feasibility study (“BFS”) report, released in March 2017, of the total 67.7 million saleable tons, approximately 43.2 million tons could have been mined on mineral property leased (controlled) by us at such time. The remaining 24.5 million tons was on mineral property not leased by us at the time of the BFS, but which was considered to be “controlled by location”, meaning that these properties are not accessible by others. As is standard industry practice in the United States, our business planning has focused on securing mineral properties within the first 10 years of the LOM Mine Plan, and as a consequence, a high proportion of the tonnage to be mined in the first 10 years were already leased at the time of the BFS. We expect the remaining uncontrolled mineral properties to be leased, as required, closer to the time at which the mining of such coal will occur.  In this regard, we note that some landowners do not want to lease their mineral until actual mining is imminent.

We have an excellent track record of negotiating with mineral property owners and are confident that any uncontrolled properties within the LOM plan will be leased within the mine development timeframe. We note that any leases that we determined would be unlikely to be leased by us were excluded from our LOM plan. Additionally, our independent reserve engineers, Marshall Miller & Associates, Inc. (“MM&A”), also believe that we will be able to lease the additional tonnage due to our success in acquiring mineral leases since work began on the project in 2013. To support this position, since our expanded BFS report was released in March 2017 through March 31, 2019, we have successfully leased an additional 1,220 acres of mineral properties within our LOM plan.

In accordance with Paragraph (a) of Industry Guide 7, our reported coal reserves of 49.4 million ROM tons (37.6 million marketable tons) for the Poplar Grove Mine are based solely on leased (controlled) mineral within the Poplar Grove Mine area. We commissioned MM&A to provide the reserve coal tonnage estimates compliant with the SEC’s Industry Guide 7 for our Form 20-F for the Fiscal Year Ended June 30, 2018, which are compliant with the JORC Code and Industry Guide 7.

2.
We note your disclosure of the coal price used to estimate your reserves as $40.5 to $53.2 per ton.  Additionally we note your disclosure on page 58 of your expanded BFS located on your company website (https://www.paringaresources.com/buck-creek-mine-complex/summary-of-results-of-final-technical-studies) of pricing ranging from $42.16 to $65.64 per ton.  Please explain these differences and, if necessary, revise your filing to clarify.

Our reserve coal pricing assumptions in our Form 20-F for the Fiscal Year Ended June 30, 2018 have been updated since our expanded BFS report was released in March 2017.

The BFS report assumed: (a) for contracted tonnage with LG&E and KU, coal pricing based on the LG&E and KU contracted tonnage and prices; and (b) for uncontracted tonnage, coal pricing based on Hanou Energy Consulting, LLC’s independent Illinois Basin coal price forecast.

In May 2018, we were required by ASX Listing Rules to update our coal price assumptions. Because more than 12 months had elapsed since the date of the BFS report, we believed it was no longer appropriate to use Hanou Energy Consulting, LLC’s independent Illinois Basin coal price forecast. As a result, we reassessed our pricing assumptions and decided to use pricing based on our cornerstone sales contract with LG&E and KU, which pricing we believed to be more conservative.  Our updated coal price assumptions reflected: (a) for all tonnage from 2018 through 2022, coal pricing based on the LG&E and KU contracted prices; and (b) for all tonnage from 2023 through 2043, escalated (real) pricing (starting with the 2022 pricing specified in the LG&E and KU sales contract).

We commissioned MM&A to provide the updated reserve coal tonnage estimates compliant with the SEC’s Industry Guide 7 for our Form 20-F for the Fiscal Year Ended June 30, 2018, which are compliant with the JORC Code and Industry Guide 7.

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We would be pleased to address any further Staff comments or questions related to the above matters.  If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Bruce Czachor, General Counsel, at (347) 405-0237 or our counsel at Gibson, Dunn & Crutcher LLP, John Gaffney at (212) 351-2626 or Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Egan Antill

Egan Antill
Chief Executive Officer